June 16, 2008

John Stickel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RHI Entertainment, Inc. Registration Statement on Form S-1 File No. 333- 146098

Dear Mr. Stickel:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of RHI Entertainment, Inc. for acceleration of the effective date of the Registration Statement so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on June 17, 2008, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that between May 30, 2008 and the date hereof, the undersigned, as representatives of the several underwriters, effected the following approximate distribution of copies of the Preliminary Prospectus dated May 30, 2008 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	7,415
Dealers	913
Institutions	1,456
Others	4
Total	9,788

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES INC.

BANC OF AMERICA SECURITIES LLC
As Representatives
By:	J.P. Morgan Securities Inc.

By:	/s/ Richard Sesny
	Name:	Richard Sesny
	Title:	Vice President, Equity Syndicate Operations

By:	Banc of America Securities LLC

By:	/s/ Thomas M. Morrison
	Name:	Thomas M. Morrison
	Title:	Managing Director, Equity Capital Markets